FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of November

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC BANK CANADA
THIRD QUARTER 2011 RESULTSW

•	Profit attributable to common shareholders was C$182m for the quarter ended 30 September 2011, an increase of 46.8% over the same period in 2010.

•	Profit attributable to common shareholders was C$515m for the nine months ended 30 September 2011, an increase of 18.4% over the same period in 2010.

•
Return on average common equity was 18.9% for the quarter ended 30 September 2011 and 18.9% for the nine months ended 30 September 2011 compared with 13.9% and 17.1% respectively for the same periods in 2010.WW

•
The cost efficiency ratio was 50.3% for the quarter ended 30 September 2011 and 52.7% for the nine months ended 30 September 2011 compared with 52.5% and 51.1% respectively for the same periods in 2010.

•	Total assets were C$80.6bn at 30 September 2011 compared with C$81.3bn at 30 September 2010.

•	Total assets under administration decreased to C$30.0bn at 30 September 2011 from C$31.0bn at 30 September 2010.

•
Tier 1 capital ratio of 13.4% and a total capital ratio of 16.1% at 30 September 2011 compared to 13.1% and 15.8% respectively at 30 September 2010, and 13.3% and 16.0% respectively at 31 December 2010.WW

W Results are based on the unaudited financial statements for the period, prepared in accordance with International Financial Reporting Standards ('IFRS'), which the bank adopted on 1 January 2011. All comparative figures, which were previously reported under Canadian generally accepted accounting principles, have been restated to conform with IFRS. Please refer to the unaudited financial statements and notes in our Third
     Quarter 2011 Interim Report.

The abbreviations 'C$m' and 'C$bn' represent millions and billions of Canadian dollars, respectively.

WWCalculated using guidelines issued by the Office of the Superintendent of Financial Institutions ('OSFI') in accordance with Basel II capital adequacy framework.

Overview

HSBC Bank Canada recorded profit of C$201m for the third quarter of 2011, an increase of C$55m, or 37.7% compared with C$146m for the third quarter of 2010. Profit for the nine months ended 30 September 2011 was C$569m, an increase of C$69m, or 13.8% compared to the same period in 2010. Profit attributable to common shareholders was C$182m for the third quarter of 2011, and C$515m for the nine months ended 30 September 2011, increases of C$58m, or 46.8%, and C$80m, or 18.4%, respectively over the same periods in 2010. This increase in profits in 2011 was primarily due to lower loan impairment charges and higher fee income, partially offset by lower net interest income and increased operating expenses.

Commenting on the results, Lindsay Gordon, President and Chief Executive Officer of HSBC Bank Canada, said:

"HSBC Bank Canada continued to deliver solid results in the third quarter largely due to our strong business fundamentals, lower loan impairment charges and higher fee income. Canada has been a great place for HSBC to do business for 30 years.  We continue to grow - seeking to expand our commercial banking business, particularly in central Canada, and investing in our global banking and markets, and retail banking and wealth management businesses - leveraging the global capabilities of the HSBC Group to meet the financial services needs of our customers."

Analysis of consolidated financial results for the third quarter of 2011

Net interest income for the third quarter of 2011 was C$391m compared with C$404m for the third quarter of 2010, a decrease of C$13m, or 3.2%. Year-to-date, net interest income was C$1,163m in 2011 compared with C$1,208m in 2010, a decrease of C$45m, or 3.7%. The decrease is due to declines in commercial borrowings and consumer finance receivables as clients continue to de-leverage. The impact of the lower loan volumes is partially offset by the effect of increases in the Bank of Canada interest rates in the second half of 2010 which positively impacted the yield on the bank's prime rate-based assets compared to the prior year.

Net fee income for the third quarter of 2011 was C$162m compared with C$152m for the third quarter of 2010, an increase of C$10m, or 6.6%. Year-to-date, net fee income was C$487m in 2011 compared with C$456m in 2010, an increase of C$31m, or 6.8%. The increase in fee income was primarily due to higher fees from credit facilities due to an increase in customer activity, and higher fees from funds under management due to higher average funds under management, partially offset by lower fees from the Global Investor Immigration Program due to a slowdown in the number of applications processed by the Government.

Net trading income for the third quarter of 2011 was C$46m compared with C$32m for the third quarter of 2010, an increase of C$14m, or 43.8%. The increase is primarily due to an increase in foreign exchange trading revenue arising from volatile currency markets, gains on trading securities and gains arising from the impact of changes in market rates on certain hedge positions. Year-to-date, net trading income was C$119m in 2011 compared with C$129m in 2010, a decrease of C$10m, or 7.8%. The main factor contributing to the decrease compared to the prior year was a C$21m recovery in the second quarter of 2010 of previously recorded losses upon the disposal of substantially all of the bank's non-bank Canadian asset-backed commercial paper ('ABCP') portfolio partially offset by the foreign exchange trading revenue noted above.

Net gain/(loss) from financial instruments designated at fair value. The bank records certain subordinated debentures, deposits and liabilities at fair value. Credit spreads widened in the third quarter of 2011, resulting in a decrease in the fair value of these balances and an increase in earnings. In the third quarter a net gain of C$22m was recorded, compared with a loss of C$3m in the same quarter in 2010. Year-to-date, financial instruments designated at fair value resulted in a gain of C$16m compared with a gain of C$2m in the same period in 2010.

Gains less losses from financial investments for the third quarter of 2011 were C$20m, compared with nil for the third quarter of 2010. The increase compared to the third quarter of 2010 is due to the sale of certain available-for-sale ('AFS') securities including government bonds and bank debt securities in 2011. Year-to-date, gains less losses from financial investments were C$40m in 2011, compared with C$8m in 2010, an increase of C$32m, or 400%. The increase in the year-to-date period was a result of gains recognised in the first quarter of 2011 from the disposal of the bank's AFS preferred share portfolio, combined with higher gains from the sale of certain AFS government bonds and bank debt securities in the second and third quarter of 2011.

Other operating income for the third quarter of 2011 was C$33m compared with C$45m for the third quarter of 2010, a decrease of C$12m, or 26.7%. Year-to-date, other operating income was C$98m in 2011 compared with C$130m in 2010, a decrease of C$32m, or 24.6%. The decrease in the year-to-date period is due to a C$10m decline in income received from affiliates in respect of services performed on their behalf and a C$17m charge in the second quarter of 2011 resulting from a decrease in the fair value of certain investment properties.

Loan impairment charges and other credit risk provisions of C$63m were recorded in the third quarter of 2011 compared with C$103m for the third quarter of 2010, a decrease of C$40m, or 38.8%. Year-to-date, loan impairment charges and other credit risk provisions were C$143m compared with C$244m in 2010, a decrease of C$101m, or 41.4%. The decrease in loan impairment charges in 2011 compared with 2010 was due to reduced levels of individually assessed impairment charges, and a lower collective impairment provision due to improved credit quality and lower loan volumes in the bank's commercial loan and consumer finance portfolios.

Total operating expenses for the third quarter of 2011 were C$339m compared with C$331m for the third quarter of 2010, an increase of C$8m, or 2.4%. Year-to-date, total operating expenses were C$1,013m in 2011 compared with C$987m in 2010, an increase of C$26m, or 2.6%. Employee compensation and benefits increased by C$13m in the quarter and C$59m year-to-date, partially due to an increase in the post-retirement benefits expense as a result of enhancements to certain of the bank's pension plans, combined with higher full-time salaries and restructuring costs associated with certain efficiency-driven initiatives. General and administrative expenses decreased by C$4m in the quarter and C$40m year-to-date. The year-on-year decline is due to a recovery of fees from an HSBC affiliate with respect to prior years. Amortisation and impairment of intangible assets decreased by C$1m in the quarter and increased C$8m year-to-date as a result of a write-off of certain internally-developed software costs in the second quarter of 2011.

Income tax expense. The effective tax rate in the third quarter of 2011 was 26.6% compared with 27.0% in the third quarter of 2010. For the year-to-date, the effective tax rate was 26.2%, compared with 29.2% in 2010. The decrease in the year-to-date period was a result of the reduction in statutory tax rates and the recovery of fees from an HSBC affiliate during the second quarter of 2011 which were not taxable.

Statement of financial position

Total assets at 30 September 2011 were C$80.6bn, an increase of C$2.6bn from 31 December 2010, primarily due to a C$4.0bn increase in financial investments and a C$1.3bn increase in derivatives partially offset by a C$2.1bn decrease in loans and advances to banks, and a C$1.5bn decrease in loans and advances to customers. Liquidity remained strong with C$28.3bn of cash and balances at central banks, items in the course of collection from other banks, trading assets, loans and advances to banks and financial investments at 30 September 2011, compared with C$26.1bn at 31 December 2010. Loans and advances to customers at 30 September 2011 were C$43.7bn compared to C$45.2bn at 31 December 2010. The decline in loans and advances to customers is primarily due to a decrease in the balance of reverse repurchase agreements with customers. Excluding repurchase agreements, loans and advances to customers decreased marginally.

Gross impaired loans were C$686m, a decrease of C$112m compared with C$798m at 31 December 2010. Total impaired loans net of specific allowances for credit losses were C$480m at 30 September 2011, compared with C$571m at 31 December 2010. Total impaired loans includes C$61m (31 December 2010: C$117m) of consumer finance loans, for which impairment is assessed collectively. The collective allowance applicable to consumer finance loans was C$89m compared with C$148m at 31 December 2010. The total collective allowance was C$330m compared with C$400m at 31 December 2010.

Total customer accounts of C$45.5bn at 30 September 2011 were unchanged from 31 December 2010.

Debt securities in issue decreased to C$14.5bn at 30 September 2011 from C$14.8bn at 31 December 2010.

Business performance in the third quarter of 2011

Retail Banking and Wealth Management

Commentary in this news release related to Retail Banking and Wealth Management reflects the change in structure previously announced, whereby Retail Banking and Wealth Management is now managed as a single customer group, and all prior periods presented have been restated on that basis.

The Retail Banking and Wealth Management business continued to focus on becoming the leading international premium bank in Canada, offering our premium customers global connectivity through innovative products, providing them access to emerging market exposure and deepening our relationships with them through product packages and pricing.

Profit before income tax expense was C$19m for the third quarter of 2011, little changed compared to the third quarter of 2010. Year-to-date, profit before income tax expense was C$81m in 2011, compared with C$54m in 2010.  The prior quarter's results included a recovery of fees from an HSBC Group affiliate with respect to prior years of C$28m, partially offset by a C$7m write-off of internally-developed software costs, while the second quarter 2010 results included a C$7m recovery of previously recorded losses on non-bank ABCP. Excluding the impact of these items, the increase in year-to-date profit is mainly due to higher net interest income resulting from a re-pricing initiative, strong sales and higher client trading volumes in the wealth management business, higher loan fees, and lower loan impairment charges due to a release of collective impairment provisions resulting from improved credit quality. These were partially offset by restructuring costs and an increase in operating expenses resulting from higher post-retirement benefit costs.

Commercial Banking

The Commercial Banking business continued to focus on its position as the Best Bank for Small Business through our Business Direct strategy and as the Leading International Bank for business by continuing to strengthen our cross-border capabilities, particularly through our investment to grow our presence in central Canada.

Profit before income tax expense was C$136m for the third quarter of 2011, compared with C$126m for the third quarter of 2010. The increase in quarterly profit compared to the third quarter of 2010 resulted from lower loan impairment charges partially offset by lower net interest income, due to lower loan volumes, and higher operating expenses due to investments in the business in central Canada. Year-to-date, profit before income tax expense was C$422m, in line with the same period in 2010. The prior quarter results included a recovery of fees from an HSBC Group company with respect to prior years of C$18m, while second quarter 2010 results included a C$7m recovery of previously recorded losses on non-bank ABCP. Excluding the impact of these items, the increase in year-to-date profit was lower due to reduced loan volumes resulting from continued client de-leveraging and higher operating expenses relating to restructuring costs and investment in our business in central Canada.  This was partially offset by lower loan impairment charges due to lower individually assessed impairment charges and a lower collective impairment provision resulting from improved credit quality and lower loan volumes.

Global Banking and Markets

The prior period results for Global Banking and Markets have been restated to reflect the transfer of the Global Asset Management business to Retail Banking and Wealth Management, as discussed above.

The Global Banking and Markets business continued to focus on becoming the international bank of choice by building a client-driven franchise serving the global needs of our core clients, delivering global products to Canadian clients and Canadian products to global clients.

Profit before income tax expense was C$75m for the third quarter of 2011, an increase of C$27m compared with the same period in 2010. The increase is mainly due to strong customer flows in foreign exchange and money market products, gains on sale of AFS assets and higher net interest income from structural interest rate positions. These items were partially offset by a decrease in rates and credit trading and an increase in certain restructuring costs. Year-to-date, profit before income tax expense was C$207m in 2011, compared with C$174m in 2010. The increase in year-to-date profit was mainly due to an increase in net interest income from the positive impact from increases in Bank of Canada interest rates in the second half of 2010, an increase in trading revenues on foreign exchange and money market products, an increase in gains on trading securities and gains arising from the impact of changes in market rates on certain hedge positions and gains from the disposal of certain financial investments. The impact of these items was partially offset by a decrease in advisory fees, a decrease in rates and credit trading revenues, an increase in certain restructuring costs and the prior year recovery of previously recorded losses on non-bank ABCP.

Consumer Finance

The primary focus of the Consumer Finance business continued to be the improvement of the sales force's productivity and managing risk and credit quality.

Profit before income tax expense was C$21m for the third quarter of 2011, compared with C$6m for the third quarter of 2010. Year-to-date, profit before income tax expense was C$44m in 2011, compared to C$48m in 2010. The increase in quarterly profit is due to a C$12m reduction in loan impairment charges and a C$5m decrease in operating expenses partially offset by a C$7m decrease in net interest income attributable to lower average receivables. In addition, the results for the quarter and year-to-date period were positively impacted by the reversal of a previously recorded impairment loss relating to an available for sale financial investment. The year-on-year decline of C$4m was primarily due to the decrease in net interest income as a result of lower average receivables partially offset by lower loan impairment charges in 2011.

Other

Activities or transactions which do not relate directly to the above business segments are reported in Other. The main items reported under Other include gains and losses from financial instruments designated at fair value and revenue and expense recoveries related to information technology activities performed on behalf of HSBC Group companies. Profit before income tax expense of C$23m was recorded in Other in the third quarter of 2011, compared with C$3m for the third quarter of 2010. Year-to-date, profit before income tax expense of C$17m was recorded in 2011 compared to C$8m in 2010. The variances are primarily due to the impact of changes in the fair value of financial instruments designated at fair value.

Sale of full service retail investment advisory business

On 20 September 2011 the bank, together with certain of its wholly owned subsidiaries, entered into an agreement to sell certain assets of the full-service retail brokerage and related wealth management business (the 'business'). The transaction is expected to close no later than the first quarter of 2012 subject to regulatory approval.

On closing, the assets of the business will be transferred including accounts receivable, client accounts, certain contracts, goodwill, certain leased property and furniture and equipment. The assets, liabilities and profit relating to the business are included in the Retail Banking and Wealth Management segment.

Assets and liabilities relating to the business being sold have been recorded as held for sale and are measured at the lower of the carrying amount and fair value less costs to sell. At 30 September 2011, non-current assets held for sale of C$19m representing property, plant and equipment and intangible assets have been included in other assets. Trading assets and prepayments and accrued income of C$121m; and trading liabilities and accruals and deferred income of C$408m have been included in other assets and other liabilities respectively. There was no impact on the carrying amount on reclassifying these assets as held for sale.

Dividends

During the third quarter of 2011, the bank declared and paid C$75m in dividends on HSBC Bank Canada common shares, compared with C$70m in the same period in 2010. The bank declared and paid C$225m in common share dividends during the nine months ended 30 September 2011 compared with C$210m in the same period in 2010.

Regular quarterly dividends of 31.875 cents per share have been declared on HSBC Bank Canada Class 1 Preferred Shares - Series C, 31.25 cents per share on Class 1 Preferred Shares - Series D, 41.25 cents per share on Class 1 Preferred Shares - Series E and 7.75 cents per share on Class 2 Preferred Shares - Series B. Dividends will be paid on 31 December 2011 to shareholders of record on 15 December 2011.

IFRS and related non-IFRS measures used in this news release

The bank uses both IFRS and certain non-IFRS financial measures to assess performance. Securities regulators require that companies caution readers that earnings and other measures that have been adjusted to a basis other than IFRS do not have a standardised meaning under IFRS and are therefore unlikely to be comparable to similar measures used by other companies. The following outlines various non-IFRS measures that are regularly monitored by management:

Return on average common equity - Profit attributable to common shareholders on an annualised basis divided by average common equity, which is calculated using month-end balances of common equity for the period.

Post-tax return on average assets - Profit attributable to common shareholders on an annualised basis divided by average assets, which is calculated using average daily balances for the period.

Post-tax return on average risk weighted assets - Profit attributable to common shareholders on an annualised basis divided by the average monthly balances of risk weighted assets for the period. Risk weighted assets are calculated using guidelines issued by the Office of the Superintendent of Financial Institutions Canada ('OSFI') in accordance with the Basel II capital adequacy framework.

Cost efficiency ratio - Calculated as total operating expenses for the period divided by net operating income before loan impairment charges and other credit risk provisions for the period.

Adjusted cost efficiency ratio - Cost efficiency ratio adjusted to exclude gains and losses from financial instruments designated at fair value from net operating income before loan impairment charges and other credit risk provisions and intra-group recoveries from HSBC Group entities from both net operating income before loan impairment charges and other credit risk provisions and total operating expenses. For purposes of this adjusted ratio, intra-group revenues and expenses, which are reported on a gross basis in 'other operating income' and 'general and administrative expenses' in our consolidated financial statements, are reflected on a net basis, consistent with our reporting to our parent.

Net interest income, net fee income and net trading income as a percentage of total operating income - Net interest income, net fee income and net trading income for the period divided by net operating income before loan impairment charges and other credit risk provisions for the period.

Ratio of customer advances to customer accounts - Loans and advances to customers divided by customer accounts, using period-end balances.

Average total shareholders' equity to average total assets - average shareholders' equity is calculated using month-end balances of total shareholders' equity for the period and average total assets are calculated using average daily balances for the period.

Caution concerning forward-looking statements

This document may contain forward-looking information, including statements regarding the business and anticipated actions of HSBC Bank Canada. These statements can be identified by the fact that they do not pertain strictly to historical or current facts. Forward-looking statements often include words such as 'anticipates', 'estimates', 'expects', 'projects', 'intends', 'plans', 'believes', and words and terms of similar substance in connection with discussions of future operating or financial performance. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, technological change, global capital market activity, changes in government monetary and economic policies, changes in prevailing interest rates, inflation levels and general economic conditions in geographic areas where HSBC Bank Canada operates. Canada is an extremely competitive banking environment and pressures on the bank's net interest margin may arise from actions taken by individual banks or other financial institutions acting alone. Varying economic conditions may also affect equity and foreign exchange markets, which could also have an impact on the bank's revenues. The factors disclosed above are not exhaustive and there could be other uncertainties and potential risk factors not considered here which may impact the bank's results and financial condition. Any forward-looking statements speak only as of the date of this document. The bank undertakes no obligation to, and expressly disclaims any obligation to, update or alter our forward-looking statements, whether as a result of new information, subsequent events or otherwise, except as required by law.

About HSBC Bank Canada

HSBC Bank Canada, a subsidiary of HSBC Holdings plc, is the leading international bank in Canada. With around 7,500 offices in over 80 countries and territories and assets of US$2,691bn at 30 June 2011, the HSBC Group is one of the world's largest banking and financial services organisations.

Media enquiries to:	Ernest Yee	604-641-2973
	Sharon Wilks	416-868-3878

Copies of HSBC Bank Canada's third quarter 2011 report will be sent to shareholders in November 2011.

Summary

	Quarter ended			Nine months ended
	30 September 2011	30 September 2010	30 June 2011	30 September 2011	30 September 2010

For the period (C$m)
Net operating income before loan impairment charges and other credit risk provisions	674	630	619	1,923	1,933
Profit before income tax expense	274	200	274	771	706
Profit attributable to common shareholders	182	124	191	515	435

At period-end (C$m)
Shareholders' equity	4,933	4,536	4,637
Risk-weighted assets1	34,786	35,666	34,633
Loans and advances to customers (net of impairment allowances)	43,697	47,861	45,548
Customer accounts	45,500	45,450	45,522

Capital ratios (%)1
Tier 1 ratio	13.4	13.1	13.3
Total capital ratio	16.1	15.8	16.0

Performance ratios (%)2
Return on average common equity	18.9	13.9	21.3	18.9	17.1
Post-tax return on average total assets	0.87	0.61	0.92	0.84	0.72
Post-tax return on average risk-weighted assets	2.1	1.4	2.2	2.0	1.6

Credit coverage ratio (%)
Loan impairment charges as a percentage of total operating income	9.3	16.3	5.0	7.4	12.6
Loan impairment charges as a percentage of average gross customer advances and acceptances	0.5	0.7	0.2	0.4	0.6
Total impairment allowances outstanding as a percentage of impaired loans and acceptances at the period end	71.8	66.1	68.3	71.8	66.1

Efficiency and revenue mix ratios (%)2
Cost efficiency ratio	50.3	52.5	50.9	52.7	51.1
Adjusted cost efficiency ratio	49.8	49.1	47.9	50.4	47.7
As a percentage of total operating income:
- net interest income	58.0	64.1	63.0	60.5	62.5
- net fee income	24.0	24.1	26.2	25.3	23.6
- net trading income	6.8	5.1	5.8	6.2	6.7

Financial ratios (%)2
Ratio of customer advances to customer accounts	96.0	105.3	100.1
Average total shareholders' equity to average total assets	5.7	5.5	5.4

Total assets under administration (C$m)
Funds under management	28,927	29,707	31,261
Custodial accounts	1,033	1,311	1,039
Total assets under administration	29,960	31,018	32,300

1  Calculated using guidelines issued by OSFI in accordance with Basel II capital adequacy framework. Risk-weighted assets and ratios at 30 September 2010 have not been restated for the impact of the adoption of IFRS on 1 January 2011.

2 These are non-IFRS amounts or measures. Please refer to the discussion outlining the use of non-IFRS measures in this document.

Consolidated Income Statement (Unaudited)

	Quarter ended			Nine months ended
Figures in C$m	30 September	30 September	30 June	30 September	30 September
(except per share amounts)	2011	2010	2011	2011	2010

Interest income	579	606	595	1,781	1,752
Interest expense	(188)	(202)	(205)	(618)	(544)

Net interest income	391	404	390	1,163	1,208

Fee income	183	176	183	549	523
Fee expense	(21)	(24)	(21)	(62)	(67)

Net fee income	162	152	162	487	456

Trading income excluding net interest income	41	27	30	107	117
Net interest income on trading activities	5	5	6	12	12

Net trading income	46	32	36	119	129

Net gain/(loss) from financial instruments designated at fair value	22	(3)	2	16	2
Gains less losses from financial investments	20	-	4	40	8
Other operating income	33	45	25	98	130

Net operating income before loan impairment charges and other credit risk provisions	674	630	619	1,923	1,933
Loan impairment charges and other credit risk provisions	(63)	(103)	(31)	(143)	(244)
Net operating income	611	527	588	1,780	1,689

Employee compensation and benefits	(196)	(183)	(208)	(612)	(553)
General and administrative expenses	(129)	(133)	(84)	(350)	(390)
Depreciation of property, plant and equipment	(10)	(10)	(9)	(29)	(30)
Amortisation of intangible assets	(4)	(5)	(14)	(22)	(14)
Total operating expenses	(339)	(331)	(315)	(1,013)	(987)

Operating profit	272	196	273	767	702

Share of profit in associates	2	4	1	4	4
Profit before income tax expense	274	200	274	771	706

Income tax expense	(73)	(54)	(66)	(202)	(206)

Profit for the period	201	146	208	569	500

Profit attributable to common shareholders	182	124	191	515	435
Profit attributable to preferred shareholders	16	16	15	46	46
Profit attributable to shareholders	198	140	206	561	481
Profit attributable to non-controlling interests	3	6	2	8	19

Average number of common shares outstanding (000's)	498,668	498,668	498,668	498,668	498,668
Basic earnings per common share	0.36	0.25	0.38	1.03	0.87

Consolidated Statement of Financial Position (Unaudited)

Figures in C$m	At 30 September	At 30 September	At 31 December
	2011	2010	2010

ASSETS

Cash and balances at central bank	62	66	79
Items in the course of collection from other banks	127	132	84
Trading assets	4,143	5,910	3,947
Derivatives	2,634	1,459	1,363
Loans and advances to banks	3,737	4,349	5,792
Loans and advances to customers	43,697	47,861	45,218
Financial investments	20,181	15,821	16,149
Other assets	662	343	567
Prepayments and accrued income	254	226	186
Customers' liability under acceptances	4,895	4,848	4,372
Interest in associates	45	46	43
Property, plant and equipment	110	125	123
Goodwill and intangibles assets	83	97	94
Total assets	80,630	81,283	78,017

LIABILITIES AND EQUITY

Liabilities
Deposits by banks	976	826	999
Customer accounts	45,500	45,450	45,460
Items in the course of transmission to other banks	210	239	101
Trading liabilities	2,633	4,651	2,764
Financial liabilities designated at fair value	993	984	983
Derivatives	2,256	1,026	1,161
Debt securities in issue	14,500	15,817	14,816
Other liabilities	2,262	1,249	1,531
Acceptances	4,895	4,848	4,372
Accruals and deferred income	588	615	583
Retirement benefit liabilities	326	285	267
Subordinated liabilities	328	327	324
Total liabilities	75,467	76,317	73,361

Equity
Preferred shares	946	946	946
Common shares	1,225	1,225	1,225
Other reserves	455	341	197
Retained earnings	2,307	2,024	2,058
Total shareholders' equity	4,933	4,536	4,426
Non-controlling interests	230	430	230
Total equity	5,163	4,966	4,656

Total equity and liabilities	80,630	81,283	78,017

Condensed Consolidated Statement of Cash Flows (Unaudited)

	Quarter ended			Nine months ended
Figures in C$m	30 September	30 September	30 June	30 September	30 September
	2011	2010	2011	2011	2010

Cash flows generated from/(used in):
- operating activities	220	1,990	2,256	1,951	1,694
- investing activities	(2,222)	(1,516)	(2,201)	(4,008)	(2,737)
- financing activities	(94)	(92)	(92)	(279)	(375)

Net (decrease)/ increase in cash and cash equivalents	(2,096)	382	(37)	(2,336)	(1,418)
Cash and cash equivalents, beginning of period	6,440	4,171	6,477	6,680	5,971
Cash and cash equivalents, end of period	4,344	4,553	6,440	4,344	4,553

Represented by:
- Cash and balances at central bank	62	66	66	62	66
- Items in the course of collection from other banks, net	(83)	(107)	(45)	(83)	(107)
- Loans and advances to banks of one month or less	3,737	4,349	4,873	3,737	4,349
- T-Bills and certificates of deposits of three months or less	628	245	1,546	628	245
Cash and cash equivalents, end of period	4,344	4,553	6,440	4,344	4,553

Customer Group Segmentation (Unaudited)

We manage and report our operations according to our main customer groups.

	Quarter ended			Nine months ended
Figures in C$m	30 September	30 September	30 June	30 September	30 September
	2011	2010	2011	2011	2010

Retail Banking and Wealth Management
Net interest income/(expense)	100	100	107	301	295
Net fee income	62	62	66	198	184
Net trading income	6	4	4	16	23
Other operating income	2	1	2	6	6
Net operating income before loan impairment charges and other credit risk provisions	170	167	179	521	508
Loan impairment charges and other credit risk provisions	(7)	(6)	(4)	(13)	(21)
Net operating income	163	161	175	508	487
Total operating expenses	(144)	(144)	(127)	(427)	(433)
Profit before income tax expense	19	17	48	81	54

Commercial Banking
Net interest income/(expenses)	188	197	177	538	581
Net fee income	66	63	67	202	183
Net trading income	7	6	6	19	27
Other operating income (expense)	-	(1)	(16)	(15)	3
Net operating income before loan impairment charges and other credit risk provisions	261	265	234	744	794
Loan impairment charges and other credit risk provisions	(32)	(61)	(6)	(55)	(130)
Net operating income	229	204	228	689	664
Total operating expenses	(95)	(82)	(80)	(271)	(246)
Operating profit	134	122	148	418	418
Share of profit in associates	2	4	1	4	4
Profit before income tax expense	136	126	149	422	422

Global Banking and Markets
Net interest income/(expense)	38	34	40	127	97
Net fee income	23	17	19	56	56
Net trading income	29	18	23	73	74
Gains less losses from financial investments	17	-	4	37	8
Other operating income	-	1	1	2	3
Net operating income before loan impairment charges and other credit risk provisions	107	70	87	295	238
Loan impairment recovery and other credit risk provisions	-	-	-	-	3
Net operating income	107	70	87	295	241
Total operating expenses	(32)	(22)	(27)	(88)	(67)
Profit before income tax expense	75	48	60	207	174

	Quarter ended			Nine months ended
Figures in C$m	30 September	30 September	30 June	30 September	30 September
	2011	2010	2011	2011	2010

Consumer Finance
Net interest income/(expense)	69	76	69	208	240
Net fee income	11	10	10	31	33
Gains less losses from financial investments	3	1	-	3	-
Other operating income	3	1	1	5	2
Net operating income before loan impairment charges and other credit risk provisions	86	88	80	247	275
Loan impairment charges and other credit risk provisions	(24)	(36)	(21)	(75)	(96)
Net operating income	62	52	59	172	179
Total operating expenses	(41)	(46)	(44)	(128)	(131)
Profit before income tax expense	21	6	15	44	48

Other
Net interest income/(expense)	(4)	(3)	(3)	(11)	(5)
Net trading income	4	4	3	11	5
Net gain/(loss) from financial instruments designated at fair value	22	(3)	2	16	2
Gains less losses from financial investments	-	(1)	-	-	-
Other operating income	28	43	37	100	116
Net operating income	50	40	39	116	118
Total operating expenses	(27)	(37)	(37)	(99)	(110)
Profit/(loss) before income tax expense	23	3	2	17	8

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                                    Date: 2 November, 2011